Exhibit 99.10

Ind AS Consolidated

INDEPENDENT AUDITOR’S REPORT TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Consolidated Financial Statements

Opinion

We have audited the accompanying interim condensed consolidated financial statements of INFOSYS LIMITED (the “Company”), and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), which comprise the Condensed Consolidated Balance Sheet as at December 31, 2020, the Condensed Consolidated Statement of Profit and Loss (including Other Comprehensive Income) for the three months and nine months ended on that date, the Condensed Consolidated Statement of Changes in Equity and the Condensed Consolidated Statement of Cash Flows for the nine months ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the “interim condensed consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed consolidated financial statements give a true and fair view in conformity with the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (“the Act”), read with relevant rules issued thereunder and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at December 31, 2020, the consolidated profit and consolidated total comprehensive income for three months and nine months ended on that date, changes in equity and its cash flows for the nine months ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed consolidated financial statements in accordance with the Standards on Auditing (SAs) specified under section 143 (10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim condensed consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed consolidated financial statements.

Management Responsibilities for the Interim Condensed Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with Ind AS 34 and other accounting principles generally accepted in India. The respective Board of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the interim condensed consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the interim condensed consolidated financial statements, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their own respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the Company’s internal financial controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim condensed consolidated financial statements, including the disclosures, and whether the interim condensed consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the interim condensed consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of financial statements of such entities included in the interim condensed consolidated financial statements of which we are independent auditors.

Materiality is the magnitude of misstatements in the interim condensed consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the interim condensed consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner
Place: Mumbai	(Membership No.039826)
Date: January 13, 2021	UDIN: 21039826AAAAAG5043

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the three months and nine months ended December 31, 2020

Index
Condensed Consolidated Balance Sheet
Condensed Consolidated Statement of Profit and Loss
Condensed Consolidated Statement of Changes in Equity
Condensed Consolidated Statement of Cash Flows
Overview and notes to the consolidated financial statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgements
1.5 Critical accounting estimates and judgments
2. Notes to the interim condensed consolidated financial statements
2.1 Property, plant and equipment
2.2 Goodwill
2.3 Investments
2.4 Loans
2.5 Other financial assets
2.6 Trade receivables
2.7 Cash and cash equivalents
2.8 Other assets
2.9 Financial instruments
2.10 Equity
2.11 Other financial liabilities
2.12 Other liabilities
2.13 Provisions
2.14 Income taxes
2.15 Revenue from operations
2.16 Other income, net
2.17 Expenses
2.18 Leases
2.19 Reconciliation of basic and diluted shares used in computing earnings per share
2.20 Contingent liabilities and commitments
2.21 Related party transactions
2.22 Segment reporting
2.23 Business Combination
2.24 Function wise classification of Condensed Consolidated Statement of Profit and Loss

INFOSYS LIMITED AND SUBSIDIARIES

(In crore )

Condensed Consolidated Balance Sheets as at	Note No.	December 31, 2020	March 31, 2020
ASSETS
Non-current assets
Property, plant and equipment	2.1	12,309	12,435
Right-of-use assets	2.18	4,511	4,168
Capital work-in-progress		1,178	954
Goodwill	2.2	6,198	5,286
Other intangible assets		2,244	1,900
Financial assets:
Investments	2.3	7,995	4,137
Loans	2.4	30	21
Other financial assets	2.5	697	737
Deferred tax assets (net)		1,231	1,744
Income tax assets (net)		5,453	5,384
Other non-current assets	2.8	1,135	1,426
Total non-current assets		42,981	38,192
Current assets
Financial assets:
Investments	2.3	3,318	4,655
Trade receivables	2.6	19,213	18,487
Cash and cash equivalents	2.7	22,079	18,649
Loans	2.4	138	239
Other financial assets	2.5	6,553	5,457
Income tax assets (net)		–	7
Other Current assets	2.8	7,061	7,082
Total current assets		58,362	54,576
Total assets		101,343	92,768
EQUITY AND LIABILITIES
Equity
Equity share capital	2.10	2,123	2,122
Other equity		69,492	63,328
Total equity attributable to equity holders of the Company		71,615	65,450
Non-controlling interests		437	394
Total equity		72,052	65,844
Liabilities
Non-current liabilities
Financial Liabilities
Lease liabilities	2.18	4,386	4,014
Other financial liabilities	2.11	972	807
Deferred tax liabilities (net)		840	968
Other non-current liabilities	2.12	687	279
Total non-current liabilities		6,885	6,068
Current liabilities
Financial Liabilities
Trade payables		2,479	2,852
Lease liabilities	2.18	675	619
Other financial liabilities	2.11	10,260	10,481
Other current liabilities	2.12	6,717	4,842
Provisions	2.13	742	572
Income tax liabilities (net)		1,533	1,490
Total current liabilities		22,406	20,856
Total equity and liabilities		101,343	92,768

The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Mumbai January 13, 2021	Bengaluru January 13, 2021

INFOSYS LIMITED AND SUBSIDIARIES

(in crore, except equity share and per equity share data)

Condensed Consolidated Statement of Profit and Loss	Note No.	Nine months ended December 31,		Nine months ended December 31,
		2020	2019	2020	2019
Revenue from operations	2.15	25,927	23,092	74,161	67,524
Other income, net	2.16	611	827	1,657	2,189
Total income		26,538	23,919	75,818	69,713
Expenses
Employee benefit expenses	2.17	14,097	12,994	41,101	37,971
Cost of technical sub-contractors		1,839	1,721	5,099	5,010
Travel expenses		126	617	393	2,043
Cost of software packages and others	2.17	1,150	651	3,151	1,947
Communication expenses		163	132	488	389
Consultancy and professional charges		319	362	866	996
Depreciation and amortisation expenses		826	737	2,436	2,144
Finance cost		49	42	145	125
Other expenses	2.17	818	814	2,445	2,577
Total expenses		19,387	18,070	56,124	53,202
Profit before tax		7,151	5,849	19,694	16,511
Tax expense:
Current tax	2.14	1,927	1,492	5,011	4,440
Deferred tax	2.14	9	(109)	338	(233)
Profit for the period		5,215	4,466	14,345	12,304
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		126	(120)	280	(159)
Equity instruments through other comprehensive income, net		116	(36)	110	(31)
		242	(156)	390	(190)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(22)	(29)	(1)	(36)
Exchange differences on translation of foreign operations		211	151	396	141
Fair value changes on investments, net		26	(11)	35	7
		215	111	430	112
Total other comprehensive income /(loss), net of tax		457	(45)	820	(78)
Total comprehensive income for the period		5,672	4,421	15,165	12,226
Profit attributable to:
Owners of the Company		5,197	4,457	14,275	12,273
Non-controlling interests		18	9	70	31
		5,215	4,466	14,345	12,304
Total comprehensive income attributable to:
Owners of the Company		5,647	4,406	15,081	12,187
Non-controlling interests		25	15	84	39
		5,672	4,421	15,165	12,226
Earnings per Equity share
Equity shares of par value 5/- each
Basic ()		12.25	10.51	33.65	28.79
Diluted ()		12.23	10.50	33.59	28.74
Weighted average equity shares used in computing earnings per equity share	2.19
Basic		424,28,67,494	423,96,07,543	424,19,62,125	426,35,69,478
Diluted		425,06,06,654	424,57,16,437	424,96,97,808	427,05,09,294

The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Mumbai January 13, 2021	Bengaluru January 13, 2021

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statement of Changes in Equity

(In crore )

		OTHER EQUITY
		RESERVES & SURPLUS								Other comprehensive income
Particulars	Equity Share capital(1)	Securities Premium	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(2)	Other reserves(3)	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2019	2,170	149	57,566	54	1,242	227	2,570	6	61	72	842	21	(32)	64,948	58	65,006
Impact on account of adoption of Ind AS 116*	–	–	(40)	–	–	–	–	–	–	–	–	–	–	(40)	–	(40)
	2,170	149	57,526	54	1,242	227	2,570	6	61	72	842	21	(32)	64,908	58	64,966
Changes in equity for the nine months ended December 31, 2019
Profit for the period	–	–	12,273	–	–	–	–	–	–	–	–	–	-	12,273	31	12,304
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	–	(159)	(159)	–	(159)
Equity instruments through other comprehensive income*	–	–	–	–	–	–	–	–	–	(31)	–	–	–	(31)	–	(31)
Fair value changes on derivatives designated as cash flow hedge*	–	–	–	–	–	–	–	–	–	–	–	(36)	–	(36)	–	(36)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	133	–	–	133	8	141
Fair value changes on investments*	–	–	–	–	–	–	–	–	–	–	–	–	7	7	–	7
Total Comprehensive income for the period	–	–	12,273	–	–	–	–	–	–	(31)	133	(36)	(152)	12,187	39	12,226
Shares issued on exercise of employee stock options	1	2	–	–	–	–	–	–	–	–	–	–	–	3	–	3
Employee Stock Compensation Expense	–	–	–	–	–	179	–	–	–	–	–	–	–	179	–	179
Buyback of equity shares	(49)	–	(4,717)	-	(1,494)	–	–	–	–	–	–	–	–	(6,260)	–	(6,260)
Transaction costs relating to buyback *	–	–	–	–	(11)	–	–	–	–	–	–	–	–	(11)	–	(11)
Amount transferred to capital redemption reserve upon buyback	–	–	–	–	(50)	–	–	–	50	–	–	–	–	–	–	–
Exercise of stock options	–	88	–	–	–	(88)	–	–	–	–	–	–	–	–	–	–
Effect of modification of equity settled share based payment awards to cash settled awards	–	–	(9)	–	–	(32)	–	–	–	–	–	–	–	(41)	–	(41)
Income tax benefit arising on exercise of stock options	–	6	–	–	–	–	–	–	–	–	–	–	–	6	–	6
Financial liability under option arrangements	–	-	(598)	–	–	–	–	–	–	–	–	–	–	(598)	-	(598)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(33)	(33)
Dividends (including dividend distribution tax)	–	–	(9,517)	–	–	–	–	–	–	–	–	–	–	(9,517)	–	(9,517)
Non-controlling interests on acquisition of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	311	311
Transfer to general reserve	–	–	(1,470)	–	1,470	–	–	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(2,048)	–	–	–	2,048	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	812	–	–	–	(812)	–	–	–	–	–	–	–	–	–
Balance as at December 31, 2019	2,122	245	52,252	54	1,157	286	3,806	6	111	41	975	(15)	(184)	60,856	375	61,231

Consolidated Statement of Changes in Equity (contd.)

(In crore)

		OTHER EQUITY
		RESERVES & SURPLUS								Other comprehensive income
Particulars	Equity Share capital (1)	Securities Premium	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(2)	Other reserves(3)	Capital redemption reserve	Equity instruments through Other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2020	2,122	282	56,309	54	1,158	297	4,070	6	111	39	1,207	(15)	(190)	65,450	394	65,844
Changes in equity for the nine months ended December 31, 2020
Profit for the period	–	–	14,275	–	–	–	–	–	–	–	–	–	–	14,275	70	14,345
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	–	280	280	–	280
Equity instruments through other comprehensive income*	–	–	–	–	–	–	–	–	–	110	–	–	–	110	–	110
Fair value changes on derivatives designated as cash flow hedge*	–	–	–	–	–	–	–	–	–	–	–	(1)	–	(1)	–	(1)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	382	–	–	382	14	396
Fair value changes on investments*	–	–	–	–	–	–	–	–	–	–	–	–	35	35	–	35
Total Comprehensive income for the period	–	–	14,275	–	–	–	–	–	–	110	382	(1)	315	15,081	84	15,165
Shares issued on exercise of employee stock options	1	10	–	–	–	–	–	–	–	–	–	–	–	11	–	11
Employee stock compensation expense (refer to note 2.10)	–	–	–	–	–	199	–	–	–	–	–	–	–	199	–	199
Exercise of stock options	–	142	–	–	–	(142)	–	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	3	(3)	–	–	–	–	–	–	–	–	–	–
Effect of modification of share based payment awards	–	–	–	–	–	7	–	–	–	–	–	–	–	7	–	7
Income tax benefit arising on exercise of stock options	–	15	–	–	–	–	–	–	–	–	–	–	–	15	–	15
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(20)	(20)
Payment towards acquisition of minority interest	–	–	(28)	–	–	–	–	–	–	–	–	–	–	(28)	(21)	(49)
Dividends	–	–	(9,120)	–	–	–	–	–	–	–	–	–	–	(9,120)	-	(9,120)
Transfer to general reserve	–	–	(1,554)	–	1,554	–	–	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(2,421)	–	–	–	2,421	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	681	–	–	–	(681)	–	–	–	–	–	–	–	–	–
Balance as at December 31, 2020	2,123	449	58,142	54	2,715	358	5,810	6	111	149	1,589	(16)	125	71,615	437	72,052

* Net of tax

(1)	Net of treasury shares

(2)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(3)	Under the Swiss Code of Obligation, few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Mumbai January 13, 2021	Bengaluru January 13, 2021

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Nine months ended December 31,
		2020	2019
Cash flow from operating activities
Profit for the period		14,345	12,304
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2.14	5,349	4,207
Depreciation and amortization		2,436	2,144
Interest and dividend income	2.16	(1,200)	(1,220)
Finance cost		145	125
Impairment loss recognized / (reversed) under expected credit loss model		179	89
Exchange differences on translation of assets and liabilities		25	113
Stock compensation expense	2.10	258	183
Other adjustments		(66)	(170)
Changes in assets and liabilities
Trade receivables and unbilled revenue		(1,307)	(2,848)
Loans, other financial assets and other assets		171	198
Trade payables		(411)	(1,329)
Other financial liabilities, other liabilities and provisions		2,359	2,000
Cash generated from operations		22,283	15,796
Income taxes paid		(5,015)	(2,964)
Net cash generated by operating activities		17,268	12,832
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles		(1,728)	(2,638)
Deposits placed with corporation		(136)	(53)
Interest and dividend received		1,092	1,052
Payment towards acquisition of business, net of cash acquired		(1,219)	(511)
Payment of contingent consideration pertaining to acquisition of business		(157)	–
Redemption of escrow pertaining to Buyback		–	257
Other receipts		38	35
Other payments		(34)	–
Payments to acquire Investments
Preference, equity securities and others		–	(41)
Tax free bonds and government bonds		(318)	(19)
Liquid mutual funds and fixed maturity plan securities		(23,601)	(26,620)
Non convertible debentures		(1,304)	(785)
Government securities		(5,416)	(1,561)
Others		(10)	(18)
Proceeds on sale of Investments
Tax free bonds and government bonds		–	18
Non-convertible debentures		1,251	1,683
Government securities		2,304	1,406
Commercial paper		–	500
Certificates of deposit		1,149	2,545
Liquid mutual funds and fixed maturity plan securities		23,635	27,085
Preference and equity securities		58	3
Others		23	10
Net cash (used in) / from investing activities		(4,373)	2,348
Cash flows from financing activities:
Payment of lease liabilities		(534)	(431)
Payment of dividends (including dividend distribution tax)		(9,120)	(9,515)
Payment of dividend to non-controlling interest of subsidiary		(20)	(33)
Shares issued on exercise of employee stock options		11	4
Payment towards purchase of minority interest		(49)	–
Other receipts		83	–
Buyback of equity shares including transaction cost		–	(7,478)
Net cash used in financing activities		(9,629)	(17,453)
Net increase / (decrease) in cash and cash equivalents		3,266	(2,273)
Cash and cash equivalents at the beginning of the period	2.7	18,649	19,568
Effect of exchange rate changes on cash and cash equivalents		164	(7)
Cash and cash equivalents at the end of the period		22,079	17,288
Supplementary information:
Restricted cash balance	2.7	442	367

The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Mumbai January 13, 2021	Bengaluru January 13, 2021

INFOSYS LIMITED AND SUBSIDIARIES

Notes to the interim condensed consolidated financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation.Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's interim condensed consolidated financial statements are approved for issue by the Company's Board of Directors on January 13, 2021.

1.2 Basis of preparation of financial statements

These interim condensed consolidated financial statements are prepared in accordance with Indian Accounting Standard 34 (Ind AS 34), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') and guidelines issued by the Securities and Exchange Board of India (SEBI). Accordingly, these interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s Annual Report for the year ended March 31, 2020. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim condensed consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgements

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgements and assumptions. These estimates, judgements and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgements and the use of assumptions in these financial statements have been disclosed in Note no. 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed consolidated financial statements.

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions.

Significant judgements are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note no. 2.14

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to Note 2.14)

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by external valuation experts. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to Note no 2.1).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes. The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins.

f. Leases

Ind AS 116 requires lessees to determine the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances. After considering current and future economic conditions, the Group has concluded that no material changes are required to lease period relating to the existing lease contracts. (Refer to Note no. 2.18)

g. Allowance for credit losses on receivables and unbilled revenue

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The group considered current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates. In calculating expected credit loss, the Group has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID-19.

2.1 PROPERTY, PLANT AND EQUIPMENT

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings (1)	22-25 years
Plant and machinery (1)(2)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

(2)	Includes Solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Consolidated Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended December 31, 2020 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at October 1, 2020	1,388	10,083	3,209	1,293	7,303	2,088	1,152	44	26,560
Additions	4	218	32	19	172	29	6	–	480
Additions - Business Combination (Refer to Note 2.23)	–	–	1	2	4	2	1	–	10
Deletions	–	–	(4)	(6)	(95)	(8)	(5)	–	(118)
Translation difference	–	30	2	1	6	2	(2)	–	39
Gross carrying value as at December 31, 2020	1,392	10,331	3,240	1,309	7,390	2,113	1,152	44	26,971
Accumulated depreciation as at October 1, 2020	–	(3,477)	(2,293)	(994)	(5,315)	(1,490)	(629)	(30)	(14,228)
Depreciation	–	(97)	(73)	(30)	(243)	(56)	(50)	(2)	(551)
Accumulated depreciation on deletions	–	–	4	6	92	8	5	–	115
Translation difference	–	(4)	–	–	–	2	4	–	2
Accumulated depreciation as at December 31, 2020	–	(3,578)	(2,362)	(1,018)	(5,466)	(1,536)	(670)	(32)	(14,662)
Carrying value as at October 1, 2020	1,388	6,606	916	299	1,988	598	523	14	12,332
Carrying value as at December 31, 2020	1,392	6,753	878	291	1,924	577	482	12	12,309

Thanges in the carrying value of property, plant and equipment for the three months ended December 31, 2019 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at October 1, 2019	1,314	9,393	3,020	1,183	6,241	1,908	980	41	24,080
Additions	2	38	38	26	297	59	40	2	502
Deletions	–	–	(1)	(2)	(39)	(7)	–	–	(49)
Translation difference	–	29	3	2	14	4	6	–	58
Gross carrying value as at December 31, 2019	1,316	9,460	3,060	1,209	6,513	1,964	1,026	43	24,591
Accumulated depreciation as at October 1, 2019	–	(3,098)	(1,989)	(871)	(4,527)	(1,272)	(474)	(24)	(12,255)
Depreciation	–	(90)	(77)	(33)	(213)	(58)	(41)	(2)	(514)
Accumulated depreciation on deletions	–	–	1	1	39	7	–	–	48
Translation difference	–	(2)	(1)	–	(10)	(4)	(4)	–	(21)
Accumulated depreciation as at December 31, 2019	–	(3,190)	(2,066)	(903)	(4,711)	(1,327)	(519)	(26)	(12,742)
Carrying value as at October 1, 2019	1,314	6,295	1,031	312	1,714	636	506	17	11,825
Carrying value as at December 31, 2019	1,316	6,270	994	306	1,802	637	507	17	11,849

The changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2020 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2020	1,318	10,016	3,185	1,265	6,676	2,073	1,063	45	25,641
Additions	74	271	58	51	835	48	103	–	1,440
Additions - Business Combination (Refer to Note 2.23)	–	–	1	2	4	2	1	–	10
Deletions	–	–	(7)	(11)	(139)	(13)	(17)	(1)	(188)
Translation difference	–	44	3	2	14	3	2	–	68
Gross carrying value as at December 31, 2020	1,392	10,331	3,240	1,309	7,390	2,113	1,152	44	26,971
Accumulated depreciation as at April 1, 2020	–	(3,284)	(2,145)	(934)	(4,885)	(1,380)	(550)	(28)	(13,206)
Depreciation	–	(288)	(224)	(93)	(714)	(171)	(137)	(5)	(1,632)
Accumulated depreciation on deletions	–	–	7	10	136	13	17	1	184
Translation difference	–	(6)	–	(1)	(3)	2	–	–	(8)
Accumulated depreciation as at December 31, 2020	–	(3,578)	(2,362)	(1,018)	(5,466)	(1,536)	(670)	(32)	(14,662)
Carrying value as at April 1, 2020	1,318	6,732	1,040	331	1,791	693	513	17	12,435
Carrying value as at December 31, 2020	1,392	6,753	878	291	1,924	577	482	12	12,309

The changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2019 are as follows:

(In crore)

Particulars	Land - Freehold	Land - Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2019	1,307	605	8,926	2,709	1,101	5,846	1,620	739	38	22,891
Additions	9	–	532	351	114	738	350	282	6	2,382
Additions - Business Combination (Refer to Note 2.23)	–	–	–	–	–	60	8	2	–	70
Deletions	–	–	–	(2)	(7)	(141)	(16)	(1)	(1)	(168)
Reclassified on account of adoption of Ind AS 116	–	(605)	–	–	–	–	–	–	–	(605)
Translation difference	–	–	2	2	1	10	2	4	–	21
Gross carrying value as at December 31, 2019	1,316	–	9,460	3,060	1,209	6,513	1,964	1,026	43	24,591
Accumulated depreciation as at April 1, 2019	–	(33)	(2,927)	(1,841)	(813)	(4,192)	(1,170)	(414)	(22)	(11,412)
Depreciation	–	–	(262)	(227)	(96)	(654)	(171)	(104)	(5)	(1,519)
Accumulated depreciation on deletions	–	–	–	2	6	140	16	1	1	166
Reclassified on account of adoption of Ind AS 116	–	33	–	–	–	–	–	–	–	33
Translation difference	–	–	(1)	–	–	(5)	(2)	(2)	–	(10)
Accumulated depreciation as at December 31, 2019	–	–	(3,190)	(2,066)	(903)	(4,711)	(1,327)	(519)	(26)	(12,742)
Carrying value as at April 1, 2019	1,307	572	5,999	868	288	1,654	450	325	16	11,479
Carrying value as at December 31, 2019	1,316	–	6,270	994	306	1,802	637	507	17	11,849

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortisation expense in the consolidated Statement of Profit and Loss.

2.2 GOODWILL

Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized in capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in the Consolidated Statement of Profit and Loss and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	December 31, 2020	March 31, 2020
Carrying value at the beginning	5,286	3,540
Goodwill on Hipus acquisition	–	108
Goodwill on Stater acquisition	–	399
Goodwill on Simplus acquisition	–	983
Goodwill on Kaleidoscope Innovation acquisition	164	–
Goodwill on GuideVision acquisition	102	–
Goodwill on Blue Acorn iCi acquisition	490	–
Translation differences	156	256
Carrying value at the end	6,198	5,286

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition.

2.3 INVESTMENTS

(In crore)

Particulars	As at
	December 31, 2020	March 31, 2020
Non-current
Unquoted
Investments carried at fair value through other comprehensive income
Preference securities	154	101
Equity instruments	1	1
	155	102
Investments carried at fair value through profit and loss
Preference securities	9	9
Others (1)	71	54
	80	63
Quoted
Investments carried at amortized cost
Tax free bonds	2,133	1,825
Government Bonds	22	21
	2,155	1,846
Investments carried at fair value through other comprehensive income
Non convertible debentures	1,736	1,462
Government securities	3,869	664
	5,605	2,126
Total non-current investments	7,995	4,137
Current
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	2,615	2,104
	2,615	2,104
Investments carried at fair value through other comprehensive income
Certificates of deposit	–	1,126
	–	1,126
Quoted
Investments carried at fair value through profit and loss
Fixed maturity plan securities	–	489
	–	489
Investments carried at fair value through other comprehensive income
Non convertible debentures	703	936
	703	936
Total current investments	3,318	4,655
Total investments	11,313	8,792
Aggregate amount of quoted investments	8,463	5,397
Market value of quoted investments (including interest accrued), current	703	1,425
Market value of quoted investments (including interest accrued), non current	8,148	4,268
Aggregate amount of unquoted investments	2,850	3,395
Investments carried at amortized cost	2,155	1,846
Investments carried at fair value through other comprehensive income	6,463	4,290
Investments carried at fair value through profit or loss	2,695	2,656

(1)	Uncalled capital commitments outstanding as at December 31, 2020 and March 31, 2020 was 49 crore and 61 crore, respectively.

Refer to Note no 2.9 for Accounting policies on Financial Instruments.

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		December 31, 2020	March 31, 2020
Liquid mutual fund units	Quoted price	2,615	2,104
Fixed maturity plan securities	Market observable inputs	–	489
Tax free bonds and government bonds	Quoted price and market observable inputs	2,542	2,144
Non-convertible debentures	Quoted price and market observable inputs	2,439	2,398
Government securities	Quoted price	3,869	664
Certificate of deposits	Market observable inputs	–	1,126
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	155	102
Unquoted equity and preference securities - carried at fair value through profit and loss	Discounted cash flows method, Market multiples method, Option pricing model	9	9
Others	Discounted cash flows method, Market multiples method, Option pricing model	71	54
Total		11,700	9,090

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.4 LOANS

(In crore)

Particulars	As at
	December 31, 2020	March 31, 2020
Non Current
Unsecured, considered good
Other loans
Loans to employees	28	21
	28	21
Unsecured, considered doubtful
Other loans
Loans to employees	28	30
	56	51
Less: Allowance for doubtful loans to employees	26	30
Total non-current loans	30	21
Current
Unsecured, considered good
Other loans
Loans to employees	138	239
Total current loans	138	239
Total loans	168	260

2.5 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	December 31, 2020	March 31, 2020
Non Current
Security deposits (1)	49	50
Rental deposits (1)	212	221
Net investment in sublease of right of use asset (1)	357	398
Restricted deposits(1)*	38	55
Others (1)	41	13
Total non-current other financial assets	697	737
Current
Security deposits (1)	9	8
Rental deposits (1)	31	27
Restricted deposits (1)*	1,948	1,795
Unbilled revenues (1)#	3,476	2,796
Interest accrued but not due (1)	594	474
Foreign currency forward and options contracts (2) (3)	168	62
Net investment in sublease of right of use asset (1)	36	35
Others (1)	291	260
Total current other financial assets	6,553	5,457
Total other financial assets	7,250	6,194
(1) Financial assets carried at amortized cost	7,082	6,132
(2) Financial assets carried at fair value through other comprehensive income	6	9
(3) Financial assets carried at fair value through profit or loss	162	53

*	Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

#	Classified as financial asset as right to consideration is unconditional and is due only after a passage of time

2.6 TRADE RECEIVABLES

(In crore)

Particulars	As at
	December 31, 2020	March 31, 2020
Current
Unsecured
Considered good	19,213	18,487
Considered doubtful	675	557
	19,888	19,044
Less: Allowance for credit loss	675	557
Total trade receivables(1)	19,213	18,487
(1) Includes dues from companies where directors are interested	–	–

2.7 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	December 31, 2020	March 31, 2020
Balances with banks
In current and deposit accounts	16,263	12,288
Cash on hand	–	–
Others
Deposits with financial institutions	5,816	6,361
Total cash and cash equivalents	22,079	18,649
Balances with banks in unpaid dividend accounts	30	30
Deposit with more than 12 months maturity	12,112	6,895
Balances with banks held as margin money deposits against guarantees	71	71

Cash and cash equivalents as at December 31, 2020 and March 31, 2020 include restricted cash and bank balances of 442 crore and 396 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.8 OTHER ASSETS

(In crore)

Particulars	As at
	December 31, 2020	March 31, 2020
Non Current
Capital advances	147	310
Advances other than capital advances
Others
Withholding taxes and others	783	777
Defined benefit plan assets	40	151
Prepaid expenses	47	87
Deferred Contract Cost	104	101
Other receivables	14	-
Total Non-Current other assets	1,135	1,426
Current
Advances other than capital advances
Payment to vendors for supply of goods	39	145
Others
Unbilled revenues #	4,193	4,325
Withholding taxes and others	1,696	1,583
Prepaid expenses	1,070	968
Deferred Contract Cost	55	33
Other receivables	8	28
Total Current other assets	7,061	7,082
Total other assets	8,196	8,508

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India. As at December 31 2020, Cenvat recoverable includes 372 crore which are pending adjudication. The Group expects these amounts to be sustainable on adjudication and recoverable on final resolution.

#	Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

2.9 FINANCIAL INSTRUMENTS

Accounting policy

2.9.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.9.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

2.9.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.9.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of those instruments.

2.9.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at December 31, 2020 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.7)	22,079	–	–	–	–	22,079	22,079
Investments (Refer Note no. 2.3)
Equity and preference securities	–	–	9	155	–	164	164
Tax-free bonds and government bonds	2,155	–	–	–	–	2,155	2,542(1)
Liquid mutual fund units	–	–	2,615	–	–	2,615	2,615
Non convertible debentures	–	–	–	–	2,439	2,439	2,439
Government securities	–	–	–	–	3,869	3,869	3,869
Other investments	–	–	71	–	–	71	71
Trade receivables (Refer Note no. 2.6)	19,213	–	–	–	–	19,213	19,213
Loans (Refer Note no. 2.4)	168	–	–	–	–	168	168
Other financials assets (Refer Note no. 2.5)(3)	7,082	–	162	–	6	7,250	7,181(2)
Total	50,697	–	2,857	155	6,314	60,023	60,341
Liabilities:
Trade payables	2,479	–	–	–	–	2,479	2,479
Lease liabilities (Refer Note no. 2.18)	5,061	–	–	–	–	5,061	5,061
Financial Liability under option arrangements (Refer Note no. 2.11)	–	–	702	–	–	702	702
Other financial liabilities (Refer Note no. 2.11)	8,237	–	180	–	20	8,437	8,437
Total	15,777	–	882	–	20	16,679	16,679

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 69 crore

(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2020 were as follows:

  (In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.7)	18,649	–	–	–	–	18,649	18,649
Investments (Refer Note no. 2.3)
Equity and preference securities	–	–	9	102	–	111	111
Tax-free bonds and government bonds	1,846	–	–	–	–	1,846	2,144(1)
Liquid mutual fund units	–	–	2,104	–	–	2,104	2,104
Non convertible debentures	–	–	–	–	2,398	2,398	2,398
Government securities	–	–	–	–	664	664	664
Certificates of deposit	–	–	–	–	1,126	1,126	1,126
Other investments	–	–	54	–	–	54	54
Fixed maturity plan securities	–	–	489	–	–	489	489
Trade receivables (Refer Note no. 2.6)	18,487	–	–	–	–	18,487	18,487
Loans (Refer Note no. 2.4)	260	–	–	–	–	260	260
Other financials assets (Refer Note no. 2.5)(3)	6,132	–	53	–	9	6,194	6,112(2)
Total	45,374	–	2,709	102	4,197	52,382	52,598
Liabilities:
Trade payables	2,852	–	–	–	–	2,852	2,852
Lease liabilities (Refer Note no. 2.18)	4,633	–	–	–	–	4,633	4,633
Financial Liability under option arrangements (Refer Note no. 2.11)	–	–	621	–	–	621	621
Other financial liabilities (Refer Note no. 2.11)	7,966	–	811	–	20	8,797	8,797
Total	15,451	–	1,432	–	20	16,903	16,903

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 82 crore

(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

Fair value hierarchy

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 -Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3- Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at December 31, 2020:

(In crore)

Particulars	As at December 31, 2020	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer Note no. 2.3)	2,615	2,615	–	–
Investments in tax-free bonds (Refer Note no. 2.3)	2,519	1,396	1,123	–
Investments in government bonds (Refer Note no. 2.3)	23	23	–	–
Investments in non convertible debentures (Refer Note no. 2.3)	2,439	1,930	509	-
Investment in Government securities (Refer Note no. 2.3)	3,869	3,869	–	–
Investments in equity instruments (Refer Note no. 2.3)	1	–	–	1
Investments in preference securities (Refer Note no. 2.3)	163	–	–	163
Other investments (Refer Note no. 2.3)	71	–	–	71
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer Note no. 2.5)	168	–	168	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer Note no. 2.11)	38	–	38	–
Financial liability under option arrangements	702	–	–	702
Liability towards contingent consideration (Refer note no. 2.11)(1)	162	–	–	162

(1)	Discount rate pertaining to contingent consideration ranges from 8% to 14% .

During the nine months ended December 31, 2020, tax free bonds of 168 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, tax free bonds and non-convertible debentures of 1,579 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs. ;

The fair value hierarchy of assets and liabilities as at March 31, 2020 was as follows:

(In crore)

Particulars	As at March 31, 2020	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer Note no. 2.3)	2,104	2,104	–	–
Investments in tax free bonds (Refer Note no. 2.3)	2,122	1,960	162	–
Investments in government bonds (Refer Note no. 2.3)	22	22	–	–
Investments in non convertible debentures (Refer Note no. 2.3)	2,398	2,032	366	–
Investments in certificates of deposit (Refer Note no. 2.3)	1,126	–	1,126	–
Investment in Government securities (Refer Note no. 2.3)	664	664	–	–
Investments in fixed maturity plan securities (Refer Note no. 2.3)	489	–	489	–
Investments in equity instruments (Refer Note no. 2.3)	1	–	–	1
Investments in preference securities (Refer Note no. 2.3)	110	–	–	110
Other investments (Refer Note no. 2.3)	54	–	–	54
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer Note no. 2.5)	62	–	62	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer Note no. 2.11)	491	–	491	–
Financial liability under option arrangements	621	–	–	621
Liability towards contingent consideration (Refer note no. 2.11)(1)	340	–	–	340

(1)	Discount rate pertaining to contingent consideration ranges from 8% to 14% .

During the year ended March 31, 2020, tax free bonds and non-convertible debentures of 662 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and 50 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non convertible debentures. The Group invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

2.10 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from Securities premium.

Description of reserves

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Securities premium

The amount received in excess of the par value has been classified as securities premium.

Share options outstanding account

The share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Other reserves

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity consist of currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries with functional currency other than Indian rupees is recognized in other comprehensive income and is presented within equity.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	December 31, 2020	March 31, 2020
Authorized
Equity shares, 5 par value
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5 par value(1)	2,123	2,122
424,32,91,429 (424,07,53,210) equity shares fully paid-up(2)
	2,123	2,122

Note: Forfeited shares amounted to 1,500 (1,500)

(1)	Refer note no. 2.19 for details of basic and diluted shares

(2)	Net of treasury shares 1,62,96,404 (1,82,39,356)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

For details of shares reserved for issue under the employee stock option plan of the Company refer to the note below.

Capital allocation policy

Effective from fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at December 31, 2020, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. The Finance Act 2020 has repealed the Dividend Distribution Tax (DDT). Companies are now required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is also subject to withholding tax at applicable rates.

Amount of per share dividend recognized as distribution to equity shareholders:

(in )

Particulars	Three months ended ecember 31,		Nine months ended December 31,
	2020	2019	2020	2019
Final dividend for fiscal 2019	–	–	–	10.50
Interim dividend for fiscal 2021	12.00	–	12.00	-
Interim dividend for fiscal 2020	–	8.00	–	8.00
Final dividend for fiscal 2020	–	–	9.50	-

The Board of Directors in their meeting on April 20, 2020 recommended a final dividend of 9.50/- per equity share for the financial year ended March 31, 2020. The same was approved by the shareholders at the Annual General Meeting held on June 27, 2020 which resulted in a cash outflow of 4,029 crore, excluding dividend paid on treasury shares.

The Board of Directors in their meeting on October 14, 2020 declared a interim dividend of 12/- per equity share which resulted in a net cash outflow of 5,091 crore excluding dividend paid on treasury shares.

The reconciliation of the number of shares outstanding and the amount of share capital as at December 31, 2020 and March 31, 2020 are as follows:

(In crore, except as stated otherwise)

Particulars	As at December 31, 2020		As at March 31, 2020
	Shares	Amount	Shares	Amount
As at the beginning of the period	424,07,53,210	2,122	433,59,54,462	2,170
Add: Shares issued on exercise of employee stock options	25,38,219	1	26,66,014	1
Less: Shares bought back	–	–	9,78,67,266	49
As at the end of the period	424,32,91,429	2,123	424,07,53,210	2,122

Employee Stock Option Plan (ESOP):

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan) :

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan, up to 45,000,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 16,296,404 and 18,239,356 shares as at December 31, 2020 and March 31, 2020, respectively under the 2015 plan. Out of these shares 200,000 equity shares each have been earmarked for welfare activities of the employees as at December 31, 2020 and March 31, 2020.

The following is the summary of grants during the three months and nine months ended December 31, 2020 and December 31, 2019

Particulars	2019 Plan				2015 Plan
	Three months ended December 31,		Nine months ended December 31,		Three months ended December 31,		Nine months ended December 31,
	2020	2019	2020	2019	2020	2019	2020	2019
Equity Settled RSU
KMPs	–	–	207,808	187,793	–	–	204,097	212,096
Employees other than KMP	–	–	–	–	33,900	1,939,180	58,500	1,976,030
	–	–	207,808	187,793	33,900	1,939,180	262,597	2,188,126
Cash settled RSU
KMPs	–	–	–	–	–	–	–	–
Employees other than KMP	–	–	–	–	–	98,480	–	98,480
	–	–	–	–	–	98,480	–	98,480
Total Grants	–	–	207,808	187,793	33,900	2,037,660	262,597	2,286,606

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3.25 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of December 31, 2020, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payments.

The Board, on April 20, 2020, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of performance-based RSUs of fair value of 13 crore for fiscal 2021 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 192,964 performance based RSU’s were granted effective May 2, 2020.

Under the 2019 plan:

The Board, on April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2021 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 148,434 performance based RSU’s were granted effective May 2, 2020.

COO and Whole time director

Under the 2019 plan:

The Board, on April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 4 crore for fiscal 2021 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 59,374 performance based RSU’s were granted effective May 2, 2020.

Other KMPs

Under the 2015 plan:

On April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 11,133 RSUs to other KMP under the 2015 Plan. The grants were made effective May 2, 2020. The performance based RSUs will vest over three years based on certain performance targets.

Break-up of employee stock compensation expense:

(in crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2020	2019	2020	2019
Granted to:
KMP	20	14	56	45
Employees other than KMP	64	50	202	138
Total (1)	84	64	258	183
(1) Cash-settled stock compensation expense included above	19	2	59	4

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2021- Equity Shares-RSU	Fiscal 2021- ADS-RSU	Fiscal 2020- Equity Shares-RSU	Fiscal 2020- ADS-RSU
Weighted average share price () / ($ ADS)	683	11.55	728	10.52
Exercise price ()/ ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	30-40	30-43	22-30	22-26
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	4-5	0.1-0.3	6-7	1-3
Weighted average fair value as on grant date () / ($ ADS)	574	10.68	607	7.84

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.11 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	December 31, 2020	March 31, 2020
Non-current
Others
Accrued compensation to employees (1)	44	22
Compensated absences	65	38
Financial liability under option arrangements (2)	702	621
Payable for acquisition of business - Contingent consideration(2)	84	121
Other Payables (1)	77	5
Total non-current other financial liabilities	972	807
Current
Unpaid dividends (1)	30	30
Others
Accrued compensation to employees (1)	3,133	2,958
Accrued expenses (1)	4,433	3,921
Retention monies (1)	18	72
Payable for acquisition of business - Contingent consideration (2)	78	219
Payable by controlled trusts (1)	199	188
Compensated absences	2,028	1,832
Foreign currency forward and options contracts (2)(3)	38	491
Capital creditors (1)	198	280
Other payables (1)	105	490
Total current other financial liabilities	10,260	10,481
Total other financial liabilities	11,232	11,288

(1) Financial liability carried at amortized cost	8,237	7,966
(2) Financial liability carried at fair value through profit or loss	882	1,432
(3) Financial liability carried at fair value through other comprehensive income	20	20
Contingent consideration on undiscounted basis	187	367

2.12 OTHER LIABILITIES

(In crore)

Particulars	As at
	December 31, 2020	March 31, 2020
Non-current
Others
Withholding taxes and others	372	–
Deferred income - government grants	44	43
Accrued defined benefit plan liability	250	213
Deferred income	19	21
Others	2	2
Total non-current other liabilities	687	279
Current
Unearned revenue	3,978	2,990
Client deposit	–	18
Others
Withholding taxes and others	2,718	1,759
Accrued defined benefit plan liability	–	67
Deferred income - government grants	16	2
Others	5	6
Total current other liabilities	6,717	4,842
Total other liabilities	7,404	5,121

2.13 PROVISIONS

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In crore)

Particulars	As at
	December 31, 2020	March 31, 2020
Current
Others
Post-sales client support and other provisions	742	572
Total provisions	742	572

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.14 INCOME TAXES

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the consolidated Statement of Profit and Loss comprises:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2020	2019	2020	2019
Current taxes	1,927	1,492	5,011	4,440
Deferred taxes	9	(109)	338	(233)
Income tax expense	1,936	1,383	5,349	4,207

Income tax expense for the three months ended December 31, 2020 and December 31, 2019 includes reversal (net of provisions) of 56 crore and 77 crore, respectively. Income tax expense for the nine months ended December 31, 2020 and December 31, 2019 includes reversal (net of provisions) of 286 crore and 196 crore, respectively. These reversals pertains to prior periods on account of adjudication of certain disputed matters in favor of the Company and upon filing of return across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2020	2019	2020	2019
Profit before income taxes	7,151	5,849	19,694	16,511
Enacted tax rates in India	34.94%	34.94%	34.94%	34.94%
Computed expected tax expense	2,499	2,044	6,882	5,770
Tax effect due to non-taxable income for Indian tax purposes	(723)	(801)	(1,892)	(1,977)
Overseas taxes	182	194	546	603
Tax provision (reversals)	(56)	(77)	(286)	(196)
Effect of exempt non-operating income	(8)	(4)	(26)	(25)
Effect of unrecognized deferred tax assets	(16)	16	10	62
Effect of differential tax rates	(28)	(55)	(102)	(74)
Effect of non-deductible expenses	30	62	95	107
Branch profit tax (net of credits)	(8)	(33)	(25)	(90)
Others	64	37	147	27
Income tax expense	1,936	1,383	5,349	4,207

The applicable Indian corporate statutory tax rate for the three months and nine months ended December 31, 2020 and December 31, 2019 is 34.94% each.

Deferred income tax for the three months and nine months ended December 31, 2020 and December 31, 2019 substantially relates to origination and reversal of temporary differences.

2.15 REVENUE FROM OPERATIONS

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties, in writing, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended have been used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS).When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them. Any capitalized contract costs are amortized, with the expense recognized as the Group transfers the related goods or services to the customer.

The Group presents revenues net of indirect taxes in its consolidated statement of profit and loss.

Revenue from operation for the three months and nine months ended December 31, 2020 and December 31, 2019 are as follows:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2020	2019	2020	2019
Revenue from software services	24,085	21,706	68,832	63,452
Revenue from products and platforms	1,842	1,386	5,329	4,072
Total revenue from operations	25,927	23,092	74,161	67,524

The Group has evaluated the impact of COVID – 19 resulting from (i) the possibility of constraints to render services which may require revision of estimations of costs to complete the contract because of additional efforts;(ii) onerous obligations;(iii) penalties relating to breaches of service level agreements, and (iv) termination or deferment of contracts by customers. The Group has concluded that the impact of COVID – 19 is not material based on these estimates. Due to the nature of the pandemic, the Group continues to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

For the three months ended December 31, 2020 and December 31, 2019

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography*
North America	5,214	2,527	1,726	1,803	1,279	1,999	1,273	157	15,978
	4,289	2,320	1,797	1,631	1,328	1,625	1,017	156	14,163
Europe	1,626	1,056	767	1,169	988	42	523	52	6,223
	1,536	992	481	1,067	943	51	511	45	5,626
India	383	15	47	5	12	75	2	139	678
	331	13	73	5	20	60	11	131	644
Rest of the world	1,355	203	675	274	137	14	29	361	3,048
	1,118	205	651	245	87	13	20	320	2,659
Total	8,578	3,801	3,215	3,251	2,416	2,130	1,827	709	25,927
	7,274	3,530	3,002	2,948	2,378	1,749	1,559	652	23,092
Revenue by offerings
Digital	4,130	2,056	1,695	1,649	1,217	1,084	845	311	12,987
	3,065	1,585	1,284	1,153	916	653	529	200	9,385
Core	4,448	1,745	1,520	1,602	1,199	1,046	982	398	12,940
	4,209	1,945	1,718	1,795	1,462	1,096	1,030	452	13,707
Total	8,578	3,801	3,215	3,251	2,416	2,130	1,827	709	25,927
	7,274	3,530	3,002	2,948	2,378	1,749	1,559	652	23,092

For the nine months ended December 31, 2020 and December 31, 2019

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography*
North America	14,135	7,106	5,160	5,225	3,755	6,070	3,462	522	45,435
	12,473	6,788	5,536	4,838	3,809	4,837	2,800	395	41,476
Europe	4,783	3,107	2,095	3,248	2,870	111	1,512	159	17,885
	4,444	2,972	1,370	3,097	2,639	137	1,457	118	16,234
India	1,145	37	177	14	39	213	14	464	2,103
	969	38	153	7	63	142	29	355	1,756
Rest of the world	3,842	594	2,040	819	249	42	86	1,066	8,738
	3,458	615	1,907	802	257	25	67	927	8,058
Total	23,905	10,844	9,472	9,306	6,913	6,436	5,074	2,211	74,161
	21,344	10,413	8,966	8,744	6,768	5,141	4,353	1,795	67,524
Revenue by offerings
Digital	11,272	5,554	4,703	4,406	3,243	3,062	2,102	800	35,142
	8,398	4,482	3,529	3,237	2,533	1,859	1,342	472	25,852
Core	12,633	5,290	4,769	4,900	3,670	3,374	2,972	1,411	39,019
	12,946	5,931	5,437	5,507	4,235	3,282	3,011	1,323	41,672
Total	23,905	10,844	9,472	9,306	6,913	6,436	5,074	2,211	74,161
	21,344	10,413	8,966	8,744	6,768	5,141	4,353	1,795	67,524

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

* Geographical revenues is based on the domicile of customer.

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning, Panaya platform, Skava platform, Stater digital platform and Infosys McCamish- insurance platform.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated Balance Sheet.

2.16 OTHER INCOME, NET

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for other subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Profit and Loss and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the interim condensed consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the three months and nine months ended December 31, 2020 and December 31, 2019 is as follows:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2020	2019	2020	2019
Interest income on financial assets carried at amortized cost:
Tax free bonds and Government bonds	37	36	106	108
Deposit with Bank and others	263	264	801	854
Interest income on financial assets carried at fair value through other comprehensive income:
Non-convertible debentures and certificates of deposit, commercial paper and government securities	96	61	282	257
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	-	1	11	2
Gain / (loss) on liquid mutual funds and other investments	33	45	67	148
Income on investments carried at fair value through other comprehensive income	26	10	80	37
Interest income on income tax refund	2	242	2	251
Exchange gains/ (losses) on foreign currency forward and options contracts	112	(130)	466	(33)
Exchange gains/ (losses) on translation of assets and liabilities	(43)	270	(337)	429
Miscellaneous income, net	85	28	179	136
Total other income	611	827	1,657	2,189

2.17 EXPENSES

Accounting policy

Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2020	2019	2020	2019
Employee benefit expenses
Salaries including bonus	13,398	12,571	39,565	36,763
Contribution to provident and other funds	540	281	1,099	824
Share based payments to employees (Refer note no. 2.10)	84	64	258	183
Staff welfare	75	78	179	201
	14,097	12,994	41,101	37,971
Cost of software packages and others
For own use	301	269	901	767
Third party items bought for service delivery to clients	849	382	2,250	1,180
	1,150	651	3,151	1,947
Other expenses
Repairs and maintenance	306	335	975	1,081
Power and fuel	40	54	111	175
Brand and marketing	101	124	252	385
Short-term leases (Refer to Note 2.18)	21	24	60	66
Rates and taxes	69	44	183	128
Consumables	30	29	80	67
Insurance	35	26	101	67
Provision for post-sales client support and others	36	(9)	35	1
Commission to non-whole time directors	2	2	5	6
Impairment loss recognized / (reversed) under expected credit loss model	22	10	184	98
Contributions towards Corporate Social responsibility	76	87	336	255
Others	80	88	123	248
	818	814	2,445	2,577

2.18 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land and buildings. The group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of the leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the group changes its assessment if whether it will exercise an extension or a termination option. Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right of use assets for the three months ended December 31, 2020:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of October 1, 2020	631	3,479	19	66	4,195
Additions*	–	441	2	50	493
Deletions	–	(50)	–	–	(50)
Depreciation	(2)	(150)	(3)	(7)	(162)
Translation difference	3	30	1	1	35
Balance as of December 31, 2020	632	3,750	19	110	4,511

* Net of lease incentives of 1 crore related to lease of buildings

Following are the changes in the carrying value of right of use assets for the three months ended December 31, 2019:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of October 1, 2019	625	3,249	18	25	3,917
Additions	–	149	2	22	173
Deletion	–	(102)	–	–	(102)
Depreciation	(2)	(137)	(2)	(5)	(146)
Translation difference	2	10	–	–	12
Balance as of December 31, 2019	625	3,169	18	42	3,854

Following are the changes in the carrying value of right of use assets for the nine months ended December 31, 2020:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2020	626	3,485	15	42	4,168
Additions*	7	801	11	82	901
Deletions	–	(140)	–	–	(140)
Depreciation	(5)	(442)	(9)	(14)	(470)
Translation difference	4	46	2	–	52
Balance as of December 31, 2020	632	3,750	19	110	4,511

*Net of lease incentives of 85 crore related to lease of buildings

Following are the changes in the carrying value of right of use assets for the nine months ended December 31, 2019:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2019	–	2,898	9	–	2,907
Reclassified on account of adoption of Ind AS 116	634	–	–	–	634
Additions	–	586	6	48	640
Additions through business combination	–	177	10	–	187
Deletions	(3)	(107)	–	–	(110)
Depreciation	(6)	(389)	(7)	(6)	(408)
Translation difference	–	4	–	–	4
Balance as of December 31, 2019	625	3,169	18	42	3,854

The aggregate depreciation on ROU assets has been included under depreciation and amortisation expense in the consolidated Statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities:

(In crore)

Particulars	As at
	December 31, 2020	March 31, 2020
Current lease liabilities	675	619
Non-current lease liabilities	4,386	4,014
Total	5,061	4,633

 2.19 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.20 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In crore)

Particulars	As at
	December 31, 2020	March 31, 2020
Contingent liabilities :
Claims against the Group, not acknowledged as debts(1)	3,912	3,583
[Amount paid to statutory authorities 6,059 crore (5,353 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)(2)	749	1,365
Other commitments*	49	61

* Uncalled capital pertaining to investments

(1)

As at December 31, 2020, claims against the Group not acknowledged as debts in respect of income tax matters amounted to 3,334 crore. The claims against the group majorly represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to 6,059 crore.

(2)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipments.

Legal Proceedings

On the matters pertaining to the whistle blower allegations, previously disclosed by the Company on October 22, 2019, the Company has responded to all the inquires received from the Indian regulatory authorities. The Company submitted its last response on May 15, 2020

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.21 RELATED PARTY TRANSACTIONS

Refer to the Company's Annual Report for the year ended March 31, 2020 for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the nine months ended December 31, 2020, the following are the changes in the subsidiaries:

-	On June 1, 2020, Fluido Oy, acquired 100% of the voting interests in Simplus U.K,Ltd and Simplus Ireland, Ltd. from Simplus Europe, Ltd.

-	Brilliant Basics (MENA) DMCC, a wholly-owned subsidiary of Brilliant Basics Holdings Limited, has been liquidated effective July 17, 2020.

-	Infosys Limited Bulgaria EOOD, a wholly-owned subsidiary of Infosys Ltd, incorporated on September 11, 2020.

-	On October 1, 2020, Infy Consulting Company Limited, a Wholly-owned subsidiary of Infosys Consulting Holding AG) acquired 100% of voting interests in GuideVision s.r.o along with its five subsidiaries GuideVision Deutschland GmbH, GuideVision Suomi Oy, GuideVision Magyarország Kft., GuideVision Polska SP. Z O.O. and GuideVision UK Ltd (Refer to note 2.23)

-	On October 9, 2020, Infosys Nova Holdings LLC, a wholly owned subsidiary of Infosys Limited, acquired 100% voting interest in Kaleidoscope Animations, Inc. along with its subsidiary Kaleidoscope Prototyping LLC (Refer to note 2.23)

-	Infosys Consulting Sp. z.o.o was merged with Infosys Poland Sp. z.o.o, effective October 21, 2020

-	On October 27, 2020, Infosys Nova Holding LLC, a wholly-owned subsidiary of Infosys Limited, acquired 100% voting interest in Beringer Commerce Inc and Beringer Capital Digital Group Inc along with its subsidiaries Mediotype LLC, Beringer Commerce Holdings LLC, SureSource LLC, Blue Acorn LLC, Simply Commerce LLC and iCiDIGITAL LLC.

-	Lodestone Management Consultants Portugal, Unipessoal, Lda, a wholly subsidiary of Infosys Consulting Holding AG, has been liquidated effective November 19, 2020.

-	Infosys BPM UK Limited, a wholly owned subsidiary of Infosys BPM Ltd, incorporated, effective December 9, 2020

-	Fluido Newco AB merged into Fluido Sweden AB (Extero), effective December 18, 2020.

-	Stater Deutschland Verwaltungs-GmbH and Stater Deutschland GmbH & Co. KG merged into Stater Duitsland B.V., effective December 18, 2020. Stater Duitsland B.V. merged with Stater N.V., effective December 23, 2020.

-	Infosys Consulting s.r.o. v likvidaci (formerly called Infosys Consulting s.r.o.)

-	On December 29, 2020, Stater Participation B.V acquired non-controlling interest of 28.01% of the voting interests in Stater Belgium NV

-	Infosys Turkey Bilgi Teknolojikeri Limited Sirketi, a wholly owned subsidiary of Infosys Ltd, incorporated on December 30, 2020.

Change in key management personnel

The following are the changes in the key management personnel:

-	D.N. Prahlad (resigned as a member of the Board effective April 20, 2020)

-	Uri Levine (appointed as an independent director effective April 20, 2020)

-	Bobby Parikh (appointed as an independent director effective July 15, 2020)

Transaction with key management personnel:

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2020	2019	2020	2019
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)	37	29	108	88
Commission and other benefits to non-executive/independent directors	2	2	5	6
Total	39	31	113	94

(1)	Total employee stock compensation expense for the three months ended December 31, 2020 and December 31, 2019 includes a charge of 20 crore and 14 crore, respectively, towards key managerial personnel. For the nine months ended December 31, 2020 and December 31, 2019 includes a charge of 56 crore and 45 crore respectively, towards key managerial personnel. (Refer to note 2.10)

(2)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

2.22 SEGMENT REPORTING

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services .

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.15 Revenue from operations.

Business Segments

Three months ended December 31, 2020 and December 31, 2019:

(In crore)

Particulars	Financial Services (1)	Retail (2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences (4)	All other segments (5)	Total
Revenue from operations	8,578	3,801	3,215	3,251	2,416	2,130	1,827	709	25,927
	7,274	3,530	3,002	2,948	2,378	1,749	1,559	652	23,092
Identifiable operating expenses	4,761	1,788	1,806	1,709	1,250	1,192	949	455	13,910
	3,769	1,736	1,771	1,555	1,288	1,031	834	379	12,363
Allocated expenses	1,471	629	606	599	470	309	310	208	4,602
	1,642	710	613	575	509	307	308	258	4,922
Segmental operating income	2,346	1,384	803	943	696	629	568	46	7,415
	1,863	1,084	618	818	581	411	417	15	5,807
Unallocable expenses									826
									743
Other income, net (Refer to note 2.16)									611
									827
Finance cost									49
									42
Profit before tax									7,151
									5,849
Income tax expense									1,936
									1,383
Net Profit									5,215
									4,466
Depreciation and amortization expense									826
									737
Non-cash expenses other than depreciation and amortization									-
									6

Nine months ended December 31, 2020 and December 31, 2019:

(In crore)

Particulars	Financial Services (1)	Retail (2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences (4)	All other segments (5)	Total
Revenue from operations	23,905	10,844	9,472	9,306	6,913	6,436	5,074	2,211	74,161
	21,344	10,413	8,966	8,744	6,768	5,141	4,353	1,795	67,524
Identifiable operating expenses	12,720	5,114	5,537	4,815	3,686	3,580	2,574	1,435	39,461
	11,169	5,199	5,315	4,623	3,744	3,070	2,385	1,064	36,569
Allocated expenses	4,479	1,997	1,850	1,871	1,371	960	891	663	14,082
	4,731	2,060	1,788	1,761	1,521	899	881	704	14,345
Segmental operating income	6,706	3,733	2,085	2,620	1,856	1,896	1,609	113	20,618
	5,444	3,154	1,863	2,360	1,503	1,172	1,087	27	16,610
Unallocable expenses									2,436
									2,163
Other income, net (Refer to note 2.16)									1,657
									2,189
Finance cost									145
									125
Profit before tax									19,694
									16,511
Income tax expense									5,349
									4,207
Net Profit									14,345
									12,304
Depreciation and amortization expense									2,436
									2,144
Non-cash expenses other than depreciation and amortization									–
									19

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Significant clients

No client individually accounted for more than 10% of the revenues in the three and nine months ended December 31, 2020 and December 31, 2019, respectively.

2.23 BUSINESS COMBINATIONS

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Statement of Profit and Loss.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognised.

Business combinations between entities under common control is accounted for at carrying value of the assets and liabilities in the Group's consolidated financial statements.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Kaleidoscope Animations, Inc.

On October 9, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Kaleidoscope Animations, Inc. a US based product design and development services focused primarily on medical devices, for a total consideration of upto $43 million (approximately 320 crore), comprising of cash consideration of $30 million (approximately 224 crore), contingent consideration of upto $12 million (approximately 91 crore) and retention payouts of upto $1 million (approximately 5 crore), payable to the employees of Kaleidoscope Animations, Inc over the next three years, subject to their continuous employment with the group along with achievement of set targets for respective years. Retention bonus is recognized in employee benefit expenses in the statement of profit and loss over the period of service.

This acquisition is expected to strengthen Infosys digital offerings at the intersection of new software technologies, consumer products and medical devices. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill. Goodwill includes the value expected from addition of new customers and estimated synergies which does not qualify as an intangible asset.

The provisional purchase price allocation is based on management’s estimates and appraisal of fair values as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets*	36	–	36
Intangible assets - Customer contracts and relationships#	–	75	75
Intangible assets - Brand#	–	19	19
	36	94	130
Goodwill			164
Total purchase price			294

* Includes cash and cash equivalents acquired of 7 crore.

# Useful lives are in the range of 2 to 6 years

Goodwill is tax deductible

The fair value of each major class of consideration as of the acquisition date is as follows:

(In crore)

Component	Consideration settled
Cash consideration	224
Fair value of contingent consideration	70
Total purchase price	294

The gross amount of trade receivables acquired and its fair value is approximately 28 crore as of acquisition date and as of Dec 31, 2020 the amount is substantially collected

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 13.5% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as of December 31, 2020 was $11 million (approximately 83 crore).

The transaction costs of 3 crore related to the acquisition have been included in the Consolidated Statement of Profit and Loss for the three months and nine months ended December 31, 2020.

GuideVision, s.r.o

On October 1, 2020, Infy Consulting Company Limited (Wholly-owned subsidiary of Infosys Consulting Holding AG) acquired 100% of voting interests in GuideVision s.r.o , a ServiceNow Elite Partner in Europe for a total consideration of upto Euro 31 million (approximately 266 crore), comprising of cash consideration of Euro 21 million (approximately 180 crore), contingent consideration of upto Euro 4 million (approximately 36 crore) and retention payouts of upto Euro 6 million (approximately 50 crore), payable to the employees of GuideVision s.r.o over the next two to three years, subject to their continuous employment with the group and meeting certain financial targets. Retention bonus is recognized in employee benefit expenses in the statement of comprehensive Income over the period of service.

GuideVision is an enterprise service management consultancy specialized in offering strategic advisory, consulting, implementations, training and support on the ServiceNow platform. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill. Goodwill includes the value expected from addition of new customers and estimated synergies which does not qualify as an intangible asset.

The provisional purchase price allocation is based on management’s estimates and appraisal of fair values as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets*	21	–	21
Intangible assets –
Customer contracts and Relationships#	–	48	48
Service now Relationships#	–	18	18
Brand#	–	11	11
Software license#	–	33	33
Deferred tax liabilities on intangible assets	–	(23)	(23)
Total	21	87	108
Goodwill			102
Total purchase price			210

* Includes cash and cash equivalents acquired of 19 crore.

# Useful lives are in the range of 1 to 5 years

Goodwill is not tax deductible.

The fair value of each major class of consideration as of the acquisition date is as follows:

(In crore)

Component	Consideration settled
Cash consideration	180
Fair value of contingent consideration	30
Total purchase price	210

The gross amount of trade receivables acquired and its fair value is approximately 33 crore as of acquisition date and as of December 31, 2020 the amounts have been largely collected.

The transaction costs of 2 crore related to the acquisition have been included in the Consolidated Statement of Profit and Loss for the three months and nine months ended December 31, 2020.

Blue Acorn iCi

On October 27, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Beringer Commerce Inc. and Beringer Capital Digital Group Inc., collectively known as Blue Acorn iCi, an Adobe Platinum partner in the US, and a leader in digital customer experience, commerce and analytics for a cash consideration of $121 million (approximately 899 crore on acquisition date) and retention bonus payout of upto $9 million (approximately 67 crore) payable to the employees of Blue Acorn iCi over the next two or three years, subject to their continuous employment with the group along with achievement of set targets for the respective years. Retention bonus is recognized in employee benefit expenses in the Statement of Profit and Loss over the period of service.

Blue Acorn iCi brings to Infosys, cross-technology capabilities through the convergence of customer experience, digital commerce, analytics, and experience driven commerce services. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill. Goodwill majorly includes the value expected from increase in revenues from various other streams of business and estimated synergies which does not qualify as an intangible asset.

The provisional purchase price allocation is based on management’s estimates and appraisal of fair values as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets*	78	–	78
Intangible assets
Adobe-Magento Partnership#	–	248	248
Customer contracts and Relationships#	–	56	56
Brand#	–	27	27
Total	78	331	409
Goodwill			490
Total purchase price			899

* Includes cash and cash equivalents acquired of 54 crore.

# Useful lives are in the range of 1 to 7 years

Substantial portion of the goodwill is not tax deductible.

The fair value of cash consideration as of the acquisition date is 899 crore. The gross amount of trade receivables acquired and its fair value is approximately 47 crore as of acquisition date and as of December 31, 2020 the amount is substantially collected.

The transaction costs approximately  5 crore related to the acquisition have been included in the Consolidated Statement of Profit and Loss for the three months and nine months ended December 31, 2020.

Business transfer- Kallidus Inc. and Skava Systems Private Limited

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as “Skava”), to transfer the business of Skava to Infosys Limited for a consideration based on an independent valuation. The company entered into a business transfer agreement to transfer the business of Kallidus Inc. and Skava Systems Private Limited for a consideration of 171 crore and 66 crore respectively on securing the requisite regulatory approvals . The transaction was between a holding company and a wholly owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the consolidated financial statements. Subsequently the Board of Skava has approved voluntary winding up of the entity.

2.24 FUNCTION WISE CLASSIFICATION OF CONDENSED CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Note no	Three months ended December 31,		Nine months ended December 31,
		2020	2019	2020	2019
Revenue from operations	2.15	25,927	23,092	74,161	67,524
Cost of Sales		16,777	15,373	48,250	45,231
Gross profit		9,150	7,719	25,911	22,293
Operating expenses
Selling and marketing expenses		1,145	1,204	3,427	3,539
General and administration expenses		1,416	1,451	4,302	4,307
Total operating expenses		2,561	2,655	7,729	7,846
Operating profit		6,589	5,064	18,182	14,447
Other income, net	2.16	611	827	1,657	2,189
Finance cost		49	42	145	125
Profit before tax		7,151	5,849	19,694	16,511
Tax expense:
Current tax	2.14	1,927	1,492	5,011	4,440
Deferred tax	2.14	9	(109)	338	(233)
Profit for the period		5,215	4,466	14,345	12,304
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset		126	(120)	280	(159)
Equity instruments through other comprehensive income, net		116	(36)	110	(31)
		242	(156)	390	(190)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(22)	(29)	(1)	(36)
Exchange differences on translation of foreign operations, net		211	151	396	141
Fair value changes on investments, net		26	(11)	35	7
		215	111	430	112

Total other comprehensive income / (loss), net of tax		457	(45)	820	(78)
Total comprehensive income for the period		5,672	4,421	15,165	12,226
Profit attributable to:
Owners of the Company		5,197	4,457	14,275	12,273
Non-controlling interests		18	9	70	31
		5,215	4,466	14,345	12,304
Total comprehensive income attributable to:
Owners of the Company		5,647	4,406	15,081	12,187
Non-controlling interests		25	15	84	39
		5,672	4,421	15,165	12,226

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru January 13, 2021